SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of November, 2026

PRUDENTIAL PUBLIC LIMITED COMPANY

(Translation of registrant's name into English)

15/F, One International Finance Centre,
1 Harbour View Street, Central,
Hong Kong, China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F X           Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
 Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes              No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

PRUDENTIAL PLC Q3 BUSINESS PERFORMANCE UPDATE

Continuing to benefit from our diversified business model

Performance highlights on a constant exchange rate basis for the three months ended 30 September 2026 (Q3):

●
New business profit (NBP) was $709 million in Q3, up 1 per cent, leading to year-to-date NBP of $2,093 million, up 6 per cent.
●
Continued focus on quality contributed to a 3 percentage point year-to-date increase in new business margin.
●
We offset lower sales volumes from our Chinese Mainland life operations through strong growth in other markets, notably through the bancassurance channel.
●
Excluding our Chinese Mainland life operations, NBP grew by 13 per cent in Q3, and 11 per cent year to date.

Commenting on the results, CEO Anil Wadhwani said: “The benefits of growing diversification in our business model together with investment to build distribution capabilities were evident in the third quarter, with strong performance in many areas of our business, notably through the bancassurance channel, our Hong Kong domestic business, Thailand and Malaysia. The Group’s new business profit increased 1 per cent to $709 million in Q3, a resilient performance despite recent regulatory changes to bancassurance expense controls  and a strong prior year comparator, both in our Chinese Mainland life operations. Q3 new business profit growth, excluding our Chinese Mainland life operations, was 13 per cent. Overall, Group new business profit for the nine months to 30 September grew 6 per cent, with new business margin expansion of 3 percentage points supported by repricing.

“Outside of the Chinese Mainland, our bancassurance channel continued to deliver strong new business profit growth, in excess of 20 per cent in Q3. This was led by strong wealth demand in Hong Kong and successful new product launches in Thailand. Group bancassurance and agency channel new business profit grew by 10 per cent and 2 per cent year to date, respectively. We continue to enhance agent productivity through the roll out of enhanced digital tools, product propositions and quality recruitment programmes.

“Encouragingly, in both September and October, we have seen strong momentum in new business profit at a Group level, including in our Chinese Mainland life operations, albeit that the delay in the rate of improvement in momentum in our Chinese Mainland life operations means that achievement of our Group 2026 new business profit growth guidance is now more stretching than anticipated at the time of the Half-Year 2026 Results.

“We nevertheless remain focused on delivery of our FY26 guidance of double-digit growth across our four Key Financial Metrics, building on the strong first-half performance for operating free surplus generated from in-force insurance and asset management business and earnings-per-share based on adjusted operating profit and on achieving our 2027 financial objectives.”

APE new business sales (APE sales) and TEV new business profit (NBP)

	Three months ended 30 September					Nine months ended 30 September
	2026	2025 CER	Change CER	2025 AER	Change AER	2026	2025 CER	Change CER	2025 AER	Change AER
NBP $m	709	702	1%	705	1%	2,093	1,981	6%	1,964	7%
APE Sales $m	1,596	1,698	(6)%	1,716	(7)%	5,026	5,038	-	5,002	-
NBP margin	44%	41%	3ppts	41%	3ppts	42%	39%	3ppts	39%	3ppts
Comparatives on a constant exchange rate basis (CER) and actual exchange rate basis (AER).

Market highlights for the three months ended 30 September 2026
(New business profit and APE sales are both on a constant currency basis. See “Definitions of Performance Metrics” below for more details.)

In Hong Kong, continued focus on quality, together with repricing actions, supported double-digit growth in new business profit in Q3, notwithstanding lower sales volumes. Performance continued to be driven by higher margins and volumes in the bancassurance channel with strong demand from domestic customers. This was tempered by a slower conversion of the sales pipeline from some Chinese Mainland visitor customers. Overall, year-to-date new business profit was up double-digit when compared with the same period in the prior year, and we expect double-digit growth for the full year. This performance gives us confidence that the fundamental drivers of demand have not changed, albeit we continue to monitor Chinese Mainland visitor intentions to purchase insurance products.

As foreshadowed in our Half-Year 2026 Results, new business profit from our Chinese Mainland life operations, CITIC Prudential Life, declined significantly in the third quarter as sales volumes were constrained by recent changes to expense regulations in the bancassurance channel, with the rate of decline further exacerbated by the high comparator from July and August 2025. New business profit margin in Q3 exceeded 40 per cent with the overall margin for the nine months ended 30 September being 35 per cent. We delivered strong APE sales growth in the months of September and October which supports our confidence that, barring unforeseen events, the last quarter of 2026 will return to growth, albeit the rate of recovery will be slower than previously anticipated. Reflecting this, we expect that FY26 new business profit in the Chinese Mainland will be in the order of 10 to 15 per cent lower than 2025. This having been said, we believe that the change in bancassurance expenses regulation in the Chinese Mainland together with the management actions we are taking will improve the medium to long-term growth prospects of the business.

In our key ASEAN markets: Malaysia continued to grow strongly, delivering another quarter of double-digit new business profit growth, albeit moderated, as expected, from the very strong performance seen in the first half. In particular, we delivered higher health and protection APE sales on the back of strong demand from the mass affluent segment. In Indonesia, growth in active agents and improved product mix helped new business profit grow in September, but lower agency sales volumes in July and August meant that the total new business profit for Q3 was marginally below the prior year. Local investment conditions remain volatile given stock market turmoil and we are monitoring the impact on customer sentiment following the announcement from MSCI on 15 October 2026 that it was consulting on a proposal to reclassify its Indonesia Indexes from ‘Emerging Market’ to ‘Standalone Market’. Our Singapore new business profit in Q3 reduced slightly, with the impact of lower APE sales volumes partially offset by improved margins as our savings mix moved more towards investment linked business. We continue to broaden our health and protection offering, with two new product launches since September as we seek to return to growth in new business profit in the fourth quarter.

Our “Growth markets and other” segment delivered double-digit growth in new business profit in the third quarter, improving on the 10 per cent delivered in the first half of the year. New business profit growth was led by continued strong performance in Thailand as well as growth in Taiwan. Vietnam returned to growth in both sales and new business profit in the third quarter when compared to the same period in 2025.

In India we are making good progress with the necessary regulatory approvals for our announced acquisition of a controlling interest in Bharti Life and have successfully launched our standalone health business.

On 26 October, we strengthened the leadership team welcoming Naveed Irshad as an additional regional CEO and member of the Group Executive Committee. Naveed joins us from Manulife with over three decades of insurance and financial services experience across Asia and North America and takes responsibility for Indonesia, Philippines and Africa as well as Product and the Health pillar on a Group wide basis.

Eastspring funds under management or advice (FUM) at the end of the third quarter were $285.7 billion (30 June 2026: $290.8 billion). The quarter reflected strong net inflows of $5.4 billion from both the Group’s insurance businesses and third parties. This was however more than offset by the net adverse effect of market movements, including rising interest rates, and a $2.6 billion reduction in FUM reflecting Prudential’s sale of a 2.0 per cent stake in ICICI Prudential Asset Management Company Limited (IPAMC), announced on 27 August 2026. Following the transaction, Prudential's ownership interest in IPAMC reduced to 32.6 per cent. Eastspring FUM includes contributions from both its wholly owned and joint venture businesses based on ownership at the date the FUM is calculated.

In the nine months to 30 September, we have bought back $1.0 billion of shares. This will increase to $1.5 billion by the end of the year, following the $0.3 billion increase announced with the Half-Year 2026 Results.

Contact:

Media		Investors/Analysts
Simon Kutner	+44 (0)7581 023260	Patrick Bowes	+852 2918 5468
Sonia Tsang	+852 5580 7525	Bosco Cheung	+852 2918 5499
Janice Wong	+852 6188 6381	Tianjiao Yu	+852 2918 5487
		William Elderkin	+44 (0)20 3977 9215
		Ming Hau	+44 (0)20 3977 9293

About Prudential plc

Prudential provides life and health insurance and asset management in Greater China, ASEAN, India and Africa. Prudential’s mission is to be the most trusted partner and protector for this generation and generations to come, by providing simple and accessible financial and health solutions. The business has dual primary listings on the Stock Exchange of Hong Kong (HKEX: 2378) and the London Stock Exchange (LSE: PRU). It also has a secondary listing on the Singapore Stock Exchange (SGX: K6S) and a listing on the New York Stock Exchange (NYSE: PUK) in the form of American Depositary Receipts. It is a constituent of the Hang Seng Composite Index and is also included for trading in the Shenzhen-Hong Kong Stock Connect programme and the Shanghai-Hong Kong Stock Connect programme.

Prudential is not affiliated in any manner with Prudential Financial, Inc. a company whose principal place of business is in the United States of America, nor with The Prudential Assurance Company Limited, a subsidiary of M&G plc, a company incorporated in the United Kingdom.

www.prudentialplc.com/

Metrics presented

This business performance update provides information on the trading and sales development of the Group in the three months and nine months ended 30 September 2026. This update focuses on annual premium equivalent (APE) sales and new business profit (NBP), which are key metrics used by the Group’s management to assess and manage the development and growth of the business. APE sales are provided as an indicative volume measure of transactions undertaken in the reporting period that have the potential to generate profits for shareholders. NBP is measured in accordance with our Traditional Embedded Value (TEV) methodology and reflects the value of future profit streams which are not fully captured in shareholders’ equity in the year of sale under IFRS. Under this methodology, new business profit is determined using long-term economic assumptions at the start of the year and on operating assumptions at the start of the quarter being reported on. More details on the Group’s TEV methodology is contained in the TEV basis results section of the Group’s Half Year Financial Report 2026.

The presentation of these key metrics is not intended to be considered as a substitute for, or superior to, financial information prepared and presented in accordance with IFRS. Further information about these metrics including a reconciliation of TEV shareholders’ equity at 30 June 2026 to the most directly comparable IFRS measure can be found in the Group’s Half Year Financial Report 2026.

Definitions of Performance Metrics

References to our “Key Financial Metrics” mean new business profit, operating free surplus generated from in-force insurance and asset management and earnings per share based on adjusted operating profit, together with dividend per share.

Other definitions:

Annual premium equivalent (APE) sales
A measure of new business activity that comprises the aggregate of annualised regular premiums and one-tenth of single premiums on new business written during the period for all insurance products.

Eastspring total funds under management or advice
Total funds under management or advice including external funds under management, money market funds, funds managed on behalf of M&G plc and internal funds under management or advice.

New business profit
Presented on a post-tax basis, on business sold in the period calculated in accordance with our TEV methodology.

Traditional Embedded Value (TEV)
Financial results that are prepared on a supplementary basis to the Group’s IFRS results and are a way of measuring the current value to shareholders of the future profits from life business written based on a set of assumptions.

Our TEV methodology is set out in the Group’s Half Year Financial Report 2026.

Forward-looking statements
This announcement contains 'forward-looking statements' with respect to certain of Prudential's (and its wholly- and jointly-owned businesses’) current plans, goals and expectations relating to future financial condition, performance, results, strategy and objectives. Statements that are not historical facts, including statements about Prudential's (and its wholly- and jointly-owned businesses’) beliefs and expectations and including, without limitation, commitments, ambitions and targets, including those related to sustainability matters, and statements containing words such as ‘prospects’, ‘goals’, 'may', 'will', 'should', 'could', 'continue', 'aims', 'estimates', 'projects', 'believes', 'intends', 'expects', 'plans', ‘targets’, ‘commits’, 'seeks' and 'anticipates', and words of a similar meaning and the negatives of such words, are forward-looking statements. These statements are based on plans, assumptions, estimates and projections as at the time they are made, and therefore undue reliance should not be placed on them. By their nature, all forward-looking statements involve risk and uncertainty.

A number of important factors could cause actual future financial conditions, performance or other indicated results to differ materially from those indicated in any forward-looking statement. Such factors include, but are not limited to:

–        current and future market conditions, including fluctuations in interest rates and exchange rates, sustained inflationary pressure (including resulting interest rate increases), volatile or sustained high or low interest rate environments, the escalation of protectionist policies, the performance of financial and credit markets generally and the impact of economic uncertainty, slowdown or contraction;
–        the impact of global political uncertainties, geopolitical instability, armed conflicts, and heightened geopolitical tensions, including increased friction in cross-border trade or the closure, restriction or disruption of key international trade routes, shipping lanes, maritime chokepoints or other critical transport corridors, and the exercise of laws, regulations and executive powers to restrict or control trade, financial transactions, capital movements and/or investment, as well as related sanctions, trade restrictions, and other governmental or regulatory measures, which may also impact policyholder behaviour and reduce product affordability;
–        asset valuation impacts arising from sustainability related considerations;
–        derivative instruments not effectively mitigating any exposures;
–        the policies and actions of regulatory authorities, including, in particular, the policies and actions of the Hong Kong Insurance Authority, as Prudential's Group-wide supervisor, as well as the degree and pace of regulatory changes and new government initiatives generally;
–        the impact on Prudential of systemic risk and other group supervision policy standards adopted by the International Association of Insurance Supervisors, given Prudential’s designation as an Internationally Active Insurance Group;
–        the physical, social, morbidity, health and financial impacts of climate change and global health crises (including pandemics), as well as other catastrophic events, both natural and human-made, which may impact Prudential's business, investments, operations and its duties owed to customers;
–        disruption to critical infrastructure, including energy, telecommunications, transportation or other systems, whether arising from natural disasters, geopolitical events, operational failures or malicious activity, which may adversely affect Prudential's operations, customers or counterparties;
–        legal, policy and regulatory developments in response to climate change and broader sustainability-related issues, including the development and interpretation of regulations, laws and standards relating to sustainability reporting, disclosures and product labelling (which may be inconsistent across jurisdictions and give rise to conflicts of interpretation between approaches, misrepresentation or compliance risks) on the one hand, and those which may seek to limit the influence of sustainability considerations on corporate activity on the other;
–        the collective ability of governments, policymakers, the Group, industry and other stakeholders to implement and adhere to commitments on mitigation of climate change and broader sustainability-related issues effectively (including not appropriately considering the interests of all Prudential’s stakeholders or failing to maintain high standards of corporate governance and responsible business practices), and the challenges presented by conflicting approaches in this regard;
–        the impact of competition and technological change, including the pace of innovation, adoption, and changing customer demands;
–        the effect on Prudential's business and results from mortality and morbidity trends, lapse rates and policy renewal rates;
–        the timing, impact, and realisation of intended benefits, if any, and other uncertainties of future acquisitions or combinations within relevant industries;
–        the impact of internal transformation projects and other strategic actions failing to meet their objectives in a timely manner, or at all, or adversely impacting the Group’s operations or employees;
–        the availability and effectiveness of reinsurance for Prudential’s businesses;
–        the risk that Prudential's operational resilience (or that of its suppliers and partners) may prove to be inadequate, including to prevent, respond to or recover from operational disruption arising from external events;
–        disruption to the availability, confidentiality or integrity of Prudential's information technology, digital systems and data, including hardware and software (or those of its affiliates, suppliers, service providers and partners), including the risk of cyber-attacks, other data, information or security breaches and challenges in integrating AI tools and the related security and privacy considerations, which may result in financial loss, business disruption and/or loss of customer services and data and harm to Prudential’s reputation;
–        the increased non-financial and financial risks and uncertainties associated with operating joint ventures with independent partners;
–        the impact of changes in capital, solvency standards, accounting standards or relevant regulatory frameworks, and tax and other legislation and regulations in the jurisdictions in which Prudential and its affiliates operate; and
–        the impact of legal and regulatory actions, investigations and disputes.

These factors are not exhaustive. Prudential operates in a continually changing business environment with new risks emerging from time to time that it may be unable to predict or that it currently does not expect to have a material adverse effect on its business. In addition, these and other important factors may, for example, result in changes to assumptions used for determining results of operations or re-estimations of reserves for future policy benefits. Further discussion of these and other important factors that could cause actual future financial conditions or performance to differ, possibly materially, from those anticipated in Prudential's forward-looking statements can be found under the 'Risk Factors' heading of Prudential's 2026 Half Year Report (or any US equivalent filed with the US Securities and Exchange Commission), available on its website at www.prudentialplc.com.

Any forward-looking statements contained in this announcement speak only as of the date on which they are made or in the case of any document incorporated by reference, the date of the document. Prudential expressly disclaims any obligation to revise or update any of the forward-looking statements contained in this announcement or any other forward-looking statements it may make, whether as a result of future events, new information or otherwise except as required pursuant to the UK’s Public Offers and Admissions to Trading Regulations (2024), the UK Prospectus Rules: Admission to Trading on a Regulated Market, the UK Listing Rules, the UK Disclosure Guidance and Transparency Rules, the Hong Kong Listing Rules, the SGX-ST Listing Rules or other applicable laws and regulations. Unless expressly stated otherwise, no statement contained or referred to in this announcement is intended to be a profit forecast or profit estimate.

Prudential may also make or disclose written and/or oral forward-looking statements in reports filed with or furnished to the US Securities and Exchange Commission, the UK Financial Conduct Authority, the Hong Kong Stock Exchange, the Securities and Futures Commission of Hong Kong and other regulatory authorities, as well as in its annual report and accounts, other periodic financial reports, proxy statements, offering circulars, registration statements, prospectuses, prospectus supplements, press releases and other written materials and in oral statements made by directors, officers or employees of Prudential to third parties, including financial analysts. All such forward-looking statements are qualified in their entirety by reference to the factors discussed under the ‘Risk Factors’ heading of Prudential's 2026 Half Year Report (or any US equivalent filed with the US Securities and Exchange Commission), available on its website at www.prudentialplc.com.

Cautionary statements
This announcement does not constitute or form part of any offer or invitation to purchase, acquire, subscribe for, sell, dispose of or issue, or any solicitation of any offer to purchase, acquire, subscribe for, sell or dispose of, any securities in any jurisdiction nor shall it (or any part of it) or the fact of its distribution, form the basis of, or be relied on in connection with, any contract therefor.

NOT FOR DISTRIBUTION OR RELEASE, DIRECTLY OR INDIRECTLY, IN OR INTO THE UNITED STATES OF AMERICA

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: 05 November 2026

PRUDENTIAL PUBLIC LIMITED COMPANY

By: /s/ Ben Bulmer

Ben Bulmer
Chief Financial Officer